

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 24, 2015

By E-Mail
Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> Re: **Ethan Allen Interiors Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12 on August 14, 2015**
> **Filed by Sandell Asset Management Corp., Castlerigg Master Investments
> Ltd., Castlerigg International Limited, Castlerigg International Holdings
> Limited, Castlerigg Offshore Holdings, Ltd., Castlerigg Active Investment
> Fund, Ltd., Castlerigg Active Investment Intermediate Fund, L.P.,
> Castlerigg Active Investment Master Fund, Ltd., Castlerigg Equity Event
> and Arbitrage Fund, Pulteney Street Partners, L.P., and Thomas E.
> Sandell**
> **File No. 001-11692**

Dear Mr. Weingarten:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials filed August 14, 2015

1. We note your disclosure that you believe the intrinsic value of the company's common stock is $41 per share. The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders' understanding of the basis for and limitations of the valuation information. Please provide us support for your assertion. Also, if you choose to continue using similar language in your soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). In addition,

supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make its inclusion unreasonable.++

2. We note your belief that the company's initial setting of a date for its annual meeting was made "to catch shareholders unaware" and that it was "an apparent under-handed attempt to subvert the nomination process." Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your assertion. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.++

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

    - that the company's properties are worth approximately $450 million;++
    - that "based upon input from numerous finance and real estate experts that there are many interested parties and several ways to help the Company unlock this value, ranging from a series of sale-leaseback transactions to the creation of a tax-efficient REIT through an OpCo-PropCo structure";
    - that the company's "astonishingly unsophisticated fiscal policy…is at odds with the fundamental precepts of modern corporate finance";
    - that, under your first path to enhance shareholder value, net debt of 2.5x Pro-Forma EBITDA is reasonable;
    - that "[s]hould Ethan Allen instead seek to pursue a sale to a private equity firm, we have no doubt that there would be a 'line out the door' of interested parties seeking to acquire the Company. Indeed, we are aware of multiple private equity professionals who have expressed interest in pursuing an acquisition of Ethan Allen"; and,
    - your apparent suggestion that the company may be valued by potential acquirors at $38 or $41 per share.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions